                                Item 77(i) - Terms of New or Amended Securities

              ARTICLES SUPPLEMENTARY TO ARTICLES OF INCORPORATION

In response to Sub-Item 77i(b), Articles Supplementary to Articles of Incorporation, effective as of May 10, 2017, of Lord Abbett Bond Debenture Fund, Inc., a Maryland Corporation, authorized and established amended articles to increase shares for F class.

The Articles Supplementary to Articles of Incorporation is hereby attached as
Item 77Q1(d).